EDUCATION

Master of Intellectual Property Markets & Management
Illinois Institute of Technology, Kent Law School, Chicago, IL
The program integrates perspectives and skills from innovation, business, engineering and law and focuses on every stage of the intellectual property life cycle, ranging from IP generation to IP commercialization through courses such as patent law, acquiring & assessing IP, global IP management, business analytics for decision making and maximizing IP value whilst developing the following intellectual asset management skills.

- Identification of latent intellectual assets and protect the IP gaps through the knowledge of US patent, copyright, trademark and trade secret laws combined with case law
- Integration and alignment of IP strategy with the overall business strategy and applying IP strategies to increase the value of business assets, including but not limited to patents, trademarks, trade secrets, copyrights and other legal agreements
- Identification of IP gaps related to confidential information found in policies and contracts
- Proficient in IP audits, patent valuations, patent analytics, freedom to operate and patent landscapes
- Proficient in using patent data base (USPTO, Google Patents, Innography) and analytical tools (WestLaw, LexisNexis and Bloomberg Law)
- Familiar with invention disclosure, reviewing patent claims, technology licensing, and negotiating confidentiality and transfer agreements
- Broad knowledge of various IP strategies used to increase the value of business assets including but not limited to patents, trademarks, trade secrets, copyrights and other legal agreements.

Master of Business Administration in Finance **Jan '05 – Dec '07**
Florida State University, College of Business, Tallahassee, FL

Bachelor Of Science in Accounting & Finance **Aug '00 – Dec '04**
Florida State University, College of Business, Tallahassee, FL

EXPERIENCE

Athlete Plus, Chicago, Il **Sept '22- Now**
Cofounder & CFO
Banking for Athletes
- Oversee all the financial operations, including accounting, financial reporting, tax, business control, and treasury
- Analyze market conditions, competitor trends, and patent information to identify product innovation opportunities
- Develop forward-looking projections using limited information and designed KPIs that allow a full view of the financial forecast process
- Forge strategic alliances with third-party vendors and investors

Aon Intellectual property solutions, Chicago, Il **May '21- Now**
Senior Associate/Patent Consultant
Intellectual Property consulting where we help companies unlock intangible value

- Analyze market conditions, competitor trends, and patent information to identify product innovation opportunities, and commercialization potential and perform risk assessment
- Identify strategic product roadmaps, technology bottlenecks, customer requirements to propose product design/feature recommendations
- Partner with internal Product Mangers in identifying, prototyping, developing and testing new IP products
- Implement new product concepts pilot, synthesize performance feedback, advocate product enhancement recommendation
- Train new team members on AI/ML based proprietary IP products
- Build and train AI/Machine Learning Models to perform data analysis for Software, Electronics and FinTech industry clients
- Collaborate with various teams on IP consultation projects such as Patent Strategy, Patent Valuation, Risk Assessment, and IP Insurance

Alliance Bernstein, Chicago, Il **Nov'15 - May'21**
Private Client Tax/Retirement Services Associate
AB is in an investment management company

- Manage the tax reporting cycle annually
- Respond and provide information for advisor questions related to private client tax accounts.
- Review of current processes and seek areas of contact improvement
- Help advisor teams with any questions related to tax packages.

MOWDO, LINCOLN, NE **JUNE '14 – NOV '15**
CO-FOUNDER & CHIEF OPERATIONS OFFICER
Participated in a technology accelerator called N-Motion

- Ensured adherence to business strategy and determined innovative solutions supporting strategy implementation
- Conducted industry, market and competitor research at the ideation stage to validate the problem, market size and overall business case
- Directed and applied closed innovation initiatives by applying design thinking principles focusing on customer centric solutions
- Developed forward looking projections using limited information and designed KPIs that allowed full view of financial forecast process
- Administrated the company's trade secret protection policies, including training of new contractors and debriefing of company policies during exit interviews
- Monitored compliance, registration, maintenance and of intellectual assets

HIGHTOWER ADVISORS, CHICAGO, IL **OCT '12 – JUN '14**
PROJECT MANAGER, CUSTODIAN RELATIONSHIPS
Hightower is a national advisor owned financial services company serving high net worth individuals and institutional clients. Led the implementation of a new custodian on the platform

- Lead implementation of a new custodian and integration of compliance & financial reporting partners
- Completed landscape analysis and lead exploratory discussions for advisor teams considering switching to the new custodian
- Managed relationships with different technology stakeholders, vendors and outside counsel negotiated pricing terms based on the specific advisor team profile
- Ensured complete and timely delivery of project milestones in order to create a seamless and successful transition to the new platform

DELOITTE, ATLANTA, GA & CHICAGO, IL **OCT '08 – SEPT '12**
AUDIT SENIOR ASSOCIATE
Worked with private and public clients in the manufacturing and financial services/investment management industries

- Managed & performed planning, interim, and year-end audit procedures at publicly traded and private companies following U.S. Generally Accepted Accounting Principles (GAAP) including teams of 10-20 personnel based on the scope
- Completed accounting policy reviews, internal controls assessments, and substantive testing of balance sheet and income statement accounts complying with U.S. GAAP, GAAS, and SOX 404
- Reviewed SEC 10-K, 10-Q, and other financial filings for accuracy and completeness of disclosures
- Conducted independent research to resolve and clarify technical accounting issues identified conclusions into recommendations